EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form S-4 of our report dated February 28, 2018, on our audits of the consolidated financial statements and financial statement schedules of Farmers & Merchants Bancorp, Inc. as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015, which report appears in the Annual Report on Form 10-K. We also consent to the incorporation by reference of our report dated February 28, 2018, on our audit of the internal control over financial reporting of Farmers & Merchants Bancorp, Inc. as of December 31, 2017, which report appears in the Annual Report on Form 10-K. We also consent to the references to our firm under the caption “Independent Registered Public Accounting Firm and Experts.”

/s/ BKD, LLP

BKD, LLP

Fort Wayne, Indiana

October 9, 2018